[redacted]

SECU 13025170 ISSION

SEC
Mail Processing
Section
MAY 30 2013
Wasnington DC
401

PP

DD
5/30/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2012 AND ENDING March 31, 2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quest Securities, Inc.

OFFICIAL USE ONLY
6828
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8080 Madison Avenue, #102A
(No. and Street)

Fair Oaks	CA	95628
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Schoen (916) 863 - 7862
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460	Walnut Creek,	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
6/5/13

OATH OR AFFIRMATION

I, Robert Schoen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quest Securities, Inc., as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC
Mail Processing
Section
MAY 30 2013
Washington DC
401

Signature

President

Title

Charles Patrick Fracisco Notary Public
Charles P. Fracisco Notary Public

Notary Public

CHARLES PATRICK FRACISCO
COMM. #1884020
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
Comm. Exp. MARCH 26, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Alameda } SS.

Charles Patrick Francisco Notary Public

On May 29, 2013 (DATE), before me, Charles P. Francisco, Notary Public,

personally appeared Robert J. Schoen, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

CHARLES PATRICK FRACISCO
COMM. #1884020
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
Comm. Exp. MARCH 26, 2014

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Charles Patrick Francisco Notary Public
Charles P. Francisco Notary Public
NOTARY'S SIGNATURE

PLACE NOTARY SEAL IN ABOVE SPACE

OPTIONAL INFORMATION

The information below is optional. However, it may prove valuable and could prevent fraudulent attachment of this form to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- ☐ INDIVIDUAL
- ☐ CORPORATE OFFICER ____________ TITLE(S)
- ☐ PARTNER(S)
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ OTHER: ____________

SIGNER (PRINCIPAL) IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

DESCRIPTION OF ATTACHED DOCUMENT

TITLE OR TYPE OF DOCUMENT

NUMBER OF PAGES

DATE OF DOCUMENT

OTHER

RIGHT THUMBPRINT OF SIGNER

Top of thumbprint here

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

QUEST SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULE

MARCH 31, 2013

professional. personalized. service.

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***Robert J. Schoen***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 29th day of May, 2013,

at Livermore, California

[signature]

Robert J. Schoen
Quest Securities, Inc.

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Quest Securities, Inc.
Livermore, California

We have audited the accompanying statement of financial condition of Quest Securities, Inc. (the Company) as of March 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quest Securities, Inc. as of March 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

May 22, 2013
Walnut Creek, California

QUEST SECURITIES, INC.
Statement of Financial Condition
March 31, 2013

ASSETS

Cash in bank	$	103,280
Deposits with clearing broker		36,238
Total cash and equivalents		139,518
Investments at fair market value, cost $75,465		19,110
Commissions receivable		77,479
Refundable income taxes		2,391
Deferred tax asset, net of valuation allowance of $13,800		-
Furniture and equipment, net of accumulated depreciation of $61,444		4,783
Total assets	$	243,281

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	2,578
Commissions payable		68,082
Total liabilities		70,660
Stockholder's equity:		
Common stock, no par value, authorized 25,000 shares; 333 shares issued and outstanding		333
Paid-in capital		4,667
Retained earnings		167,621
Total stockholder's equity		172,621
Total Liabilities and Stockholder's Equity	$	243,281

The accompanying notes are an integral part of these financial statements.

QUEST SECURITIES, INC.
Statement of Operations
For the Year Ended
March 31, 2013

Revenue	
Fees and commissions earned	$ 1,958,813
Investment income (loss)	10,482
Other income	4,723
Total revenues	1,974,018
Commission and brokerage expense	1,698,627
Gross profit	275,391
Expenses	
Salaries	136,360
Payroll taxes	11,642
Rent	35,483
Insurance	8,349
Telephone and communication	17,465
Professional fees	10,411
Office expense	10,190
State and regulatory fees	19,925
Automobile	8,097
Depreciation	1,968
Total expense	259,890
Income (loss) before income tax expense	15,501
Provision for income taxes	(2,165)
Net income (loss)	$ 13,336

The accompanying notes are an integral part of these financial statements.

QUEST SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended
March 31, 2013

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balances - March 31, 2012	$ 333	$ 4,667	$ 164,285	$ 169,285
Net income (loss)	-	-	13,336	13,336
Dividends paid	-	-	(10,000)	(10,000)
Balances - March 31, 2013	$ 333	$ 4,667	$ 167,621	$ 172,621

The accompanying notes are an integral part of these financial statements.

QUEST SECURITIES, INC.
Statement of Cash Flows
For the Year Ended
March 31, 2013

Cash flows from operating activities:	
Net income (loss)	$ 13,336
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	1,968
Gain on securities earned	(10,482)
Changes in operating assets and liabilities:	
Increase in deposits with clearing broker	(22,292)
Increase in commissions and other receivables	(33,946)
Decrease in refundable income taxes	(2,391)
Increase in accounts payable and accrued liabilities	(401)
Increase in commissions payable	30,408
Increase in income taxes payable	(536)
Net cash used in operating activities	(24,336)
Cash flows from investing activities:	
Decrease in investments (bought $66,839; sold $88,599)	21,760
Net cash provided by investing activities	21,760
Cash flows from financing activities:	
Net withdrawals - dividends	(10,000)
Net cash used in financing activities	(10,000)
Net decrease in cash	(12,576)
Cash at beginning of year	115,856
Cash at end of year	$ 103,280

t c

The accompanying notes are an integral part of these financial statements.

1. General Information and Significant Accounting Policies

Description of Business

Quest Securities, Inc. (the Company), is owned 100% by the Robert and Delores Schoen Trust. The Company is registered as a broker and dealer in securities with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). It transacts trades in equity securities through other brokers on a "fully disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual amounts could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $250,000. At March 31, 2013, the cash balance in the bank accounts totaled $132,993, which was less than the FDIC insurance limit of $250,000. An additional deposit was maintained with a clearing broker, which is insured by SIPC.

Fair Value Measurement of Investments

The Company has firm investments in various equity securities of $19,110. These securities are carried at fair value, based on quoted market prices, which was $56,355 less than cost of $75,465 at March 31, 2013.

U. S. GAAP establishes a hierarchy for inputs (level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in it entirely.

1. General Information and Significant Accounting Policies (continued)

Fair Value Measurement of Investments (continued)

The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.

Level 3 – Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

The fair values of all of the Company's investments are based on quoted prices in active markets (Level 1 of the fair value hierarchy).

Income taxes

Deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by using the tax rate expected to be in effect when the taxes will actually be paid or refunds received. The cost of the firm investments, $75,465, exceeds the market value of $19,110 by $56,355. Capital losses can be recovered for five years from the date of sale, but only to the extent of capital gains. There were also temporary differences for depreciation and state franchise taxes. Because of the magnitude of the cumulative unrealized losses, the calculated deferred tax asset of $13,800 has been fully offset by a valuation allowance.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.45 to 1 at March 31, 2013. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At March 31, 2013, the Company had net capital as defined of $156,253, which exceeded the minimum requirement of $50,000. However it should be noted that in order to diminish the clerical effort of interim reporting, the Company must maintain a minimum net capital of 120% of the minimum required capital, or $60,000.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places stock and bond transactions on a "fully disclosed" basis with clearing broker-dealers, since it carries no margin accounts, except through the clearing broker, and since it promptly transmits all customer funds, delivers all customer securities and does not otherwise hold funds or securities of customers.

4. Income Taxes

The following is the computation of income tax expense.

Income Tax Expense	California	Federal	Total
Income (loss) before income taxes	$ 15,501	$ 15,501	
Prior year California Franchise tax	-	(1,344)	
Depreciation – Financial Statement	1,968	1,968	
Tax return	(168)	(168)	
Unrealized gain on firm investments	(10,482)	(10,482)	
Taxable income (loss)	$ 6,819	$ 5,475	
Income tax provision	$ 1,344	$ 821	$ 2,165

The tax provision for California includes $544 for under accrual of California Franchise Taxes for the year ended March 31, 2012.

The Company had a capital loss carryforward of $93,579 as of March 31, 2013. Such losses can only be deducted from future capital gains during a carryforward period of five years from the realization date. Due to the uncertainty of realization of this capital loss carryforward, the entire deferred tax asset has been offset by a valuation allowance of $13,800.

The Company files income tax returns in the U.S. and California. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2009.

5. Firm Investments

The following are firm investments at March 31, 2013:

Shares		Current Values	Cost
4,500	Hanwa SolarOne Company LTD Sponsored ADR	4,140	60,528
3,000	RAIT Financial Trust	7,970	9,834
100,000	ATP Oil & Gas Corp 2nd Lien Note	7,000	5,104
	Total	$ 19,110	$ 75,466

6. Lease Commitment

The Company rents both of its facilities on a month to month basis; currently, rent expense is $2,686 per month.

7. Related Party Transactions

The Company's 100% shareholder receives a salary for administrative services and commissions for business generated.

8. Subsequent Events

Subsequent events have been evaluated through May 22, 2013, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

QUEST SECURITIES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
March 31, 2013

Stockholder's equity		$ 172,621
Assets not allowed for net capital purposes:		
Non-customer accounts receivable		31
Accounts receivable, not allowed		6,297
Refundable income taxes		2,391
Furniture and equipment, net		4,783
Total not allowed assets		13,502
Subtotal		159,119
Less haircut on marketable securities:		
15% of $19,110 securities, haircut	2,866	
Undue concentration	-	2,866
Net capital		$ 156,253
Minimum net capital required (6 2/3% of $70,231 aggregate indebtedness or the minimum of $50,000)		$ 50,000
Net capital in excess of requirement		$ 106,253
Ratio of aggregate indebtedness ($70,231) to net capital ($156,253)		0.45 to 1

	Aggregate Indebtedness	Net Capital	Ratio
Focus Report as filed	$ 70,231	$ 156,253	0.45 to 1
Audit adjustments:			
Additional liabilities	-	-	
Additional assets	-	-	
Adjusted amounts above	$ 70,231	$ 156,253	0.45 to 1

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder
Quest Securities, Inc.
Livermore, California

In planning and performing our audits of the financial statements and supplemental schedule of Quest Securities, Inc. (the Company), for the year ended March 31, 2013, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

May 22, 2013
Walnut Creek, California

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

QUEST SECURITIES, INC.

SIPC SUPPLEMENTAL REPORT

MARCH 31, 2013

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Quest Securities, Inc.
Livermore, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2013, which were agreed to by Quest Securities, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC solely to assist you with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for Quest Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the period April 1, 2012, through March 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for that period noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We are not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion of compliance. Accordingly, we do not express such an opinion. Had we preformed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

May 22, 2013
Walnut Creek, California

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended March 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

018273 FINRA MAR
QUEST SECURITIES INC
8080 MADISON AVE STE 102A
FAIR OAKS CA 95628-3736

COPY

Pd & mailed 5/9/13

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Heather A. Boe
(916)863-7862

2. A.	General Assessment (item 2e from page 2)	$ 482
B.	Less payment made with SIPC-6 filed (exclude interest) 10-29-2012 Date Paid	(173)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	309
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 309
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 309
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Quest Securities, Inc.
(Name of Corporation, Partnership or other organization)

Heather A. Boe
(Authorized Signature)

VP/CFO
(Title)

Dated the 9th day of May, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2012 and ending March 31, 2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,969,848
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,766,088
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	10,482
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) ~~Other revenue not related either directly or indirectly to the securities business.~~ (See Instruction C): MISC. Income (Deductions in excess of $100,000 require documentation)	554
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	1,777,124
2d. SIPC Net Operating Revenues	$ 192,724
2e. General Assessment @ .0025	$ 482 (to page 1, line 2.A.)